UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

SWS Group, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

78503N107

(CUSIP Number)

Corey Prestidge

Hilltop Holdings Inc.

200 Crescent Court, Suite 1330

Dallas, Texas  75201

(214) 855-2177

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78503N107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hilltop Holdings Inc. 84-1477939

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,171,039

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,171,039

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,171,039

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.0% (a)

14.	Type of Reporting Person (See Instructions) CO

(a)  Based upon 48,456,850 outstanding shares of common stock of SWS Group, Inc., equivalent to the sum of (i) 33,239,459 shares of common stock outstanding on August 30, 2014, as disclosed in SWS Group, Inc.’s Form 10-K for the fiscal year ending June 30, 2014, (ii) 6,521,739 shares of common stock issued upon the conversion of warrants by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (together, “Oak Hill”), as disclosed in Oak Hill’s amended Schedule 13D dated September 29, 2014 and (iii) 8,695,652 shares of common stock issued to Hilltop Holdings Inc. in the warrant exercise disclosed in this Schedule 13D.

SCHEDULE 13D

CUSIP No. 78503N107

This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D filed by Hilltop Holdings Inc. with the Securities and Exchange Commission (the “Commission”) on August 8, 2011, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on September 16, 2011, Amendment No. 2 to Schedule 13D filed with the Commission on December 1, 2011, Amendment No. 3 to Schedule 13D filed with the Commission on January 10, 2014 and Amendment No. 4 to Schedule 13D filed with the Commission on April 1, 2014 (as amended and supplemented, collectively, this “Schedule 13D”), relating to the common stock, $0.10 par value per share, of SWS Group, Inc., a Delaware corporation.  Initially capitalized terms used herein that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D.  Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.

Item 1.                          Security and Issuer

Item 1 is hereby amended and restated in its entirety to read as follows:

This Schedule 13D relates to 10,171,039 shares of common stock, $0.10 par value per share (the “Common Stock”), of SWS Group, Inc., a Delaware corporation (the “Company” or the “Issuer”).  The Company’s principal executive office is located at 1201 Elm Street, Suite 3500, Dallas, Texas 75270.

Item 2.                          Security and Issuer

Item 2(a) is hereby amended and restated in its entirety to read as follows:

(a)  The name of the person filing this Schedule 13D is Hilltop Holdings Inc. (the “Reporting Person”).  The name, business address, present principal occupation or employment, the name, principal business and address of such employer and citizenship of each director and executive officer of the Reporting Person are set forth on Schedule A (collectively, the “Named Individuals”).  Each of the Named Individuals expressly disclaims beneficial ownership of the shares of Common Stock referred to herein, except to the extent of their pecuniary interest therein.

Item 3.                          Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented to add the following at the end of Item 3:

The information set forth below in the first paragraph of Item 5(a) is hereby incorporated by reference in its entirety into this Item 3.

Item 4.                          Purpose of Transaction

Item 4 is hereby supplemented to add the following at the end of Item 4:

On October 2, 2014, the Reporting Person exercised in full the warrant that had been issued by the Issuer to the Reporting Person on July 29, 2011 (the “Warrant”) (see Item 5(a) of this Schedule 13D).  The Warrant was exercised so that the Reporting Person may vote the shares of Common Stock issued upon the exercise thereof at the special meeting of stockholders of the Issuer to consider and vote on the adoption of the merger agreement by and among the Issuer, the Reporting Person and Peruna LLC which was previously disclosed in Amendment No. 4 to this Schedule 13D.  The Reporting Person currently owns and is able to vote 10,171,039 shares of Common Stock, and is required by the terms of the merger agreement to vote all such shares of Common Stock in favor of approval and adoption of the merger agreement.

Item 5.                          Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)                                 As of October 3, 2014, the Reporting Person was the beneficial owner of 10,171,039 shares of Common Stock, which represents 21.0% of the outstanding Common Stock.  This includes 8,695,652 shares of Common Stock that were issued to the Reporting Person by the Company on October 2, 2014 in respect of the Reporting Person’s full exercise on that date of the Warrant (the “Warrant Exercise”). The per share exercise price of the Warrant Exercise was $5.75, or $50,000,000 in the aggregate.  Pursuant to the terms of the Warrant and credit agreement (“Credit Agreement”), dated as of July 29, 2011, among the Company, the Reporting Person and Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (together, “Oak Hill”), the exercise price of the Warrant was paid by means of the elimination of the loan balance outstanding from the Reporting Person to the Company under the Credit Agreement, which had been $50,000,000 prior to the Warrant Exercise.

Other than Mr. Gerald Ford’s direct ownership of 19,925 shares of Common Stock (of which 5,963 are restricted and scheduled to vest on November 14, 2014), to the best knowledge of the Reporting Person, none of the other Named Individuals beneficially owns any shares of Common Stock.

The foregoing reported percentage ownership is based upon 48,456,850 outstanding shares of Common Stock of the Issuer, equivalent to the sum of (i) 33,239,459 shares of common stock outstanding on August 30, 2014, as disclosed in the Issuer’s Form 10-K for the fiscal year ending June 30, 2014, (ii) 6,521,739 shares issued upon the conversion of warrants by Oak Hill, as disclosed in Oak Hill’s amended Schedule 13D dated September 29, 2014 and (iii) 8,695,652 shares issued in the Warrant Exercise.

(b)                                 The Reporting Person has the sole power to vote, or to direct the vote of, and the sole power to dispose, or to direct the disposition of, the shares of Common Stock reported in this Schedule 13D.  The Named Individuals may be deemed to have beneficial ownership of these securities.  The Named Individuals disclaim beneficial ownership of these securities, except to the extent of their respective pecuniary interests therein.

(c)                                  Except for the exercise of the warrant described above in Item 5(a), the Reporting Person has not, and to the Reporting Person’s knowledge, without independent verification, none of the Named Individuals have, effected any transactions in the securities of the Company during the past sixty days.

(d)                                 Other than the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the Reporting Person referred to in this Item 5.

(e)                                  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2014

Hilltop Holdings Inc.

By:	/s/ COREY G. PRESTIDGE
Name:	Corey G. Prestidge
Title:	General Counsel & Secretary

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF

HILLTOP HOLDINGS INC.

Name	Business Address	Relationship to Hilltop	Present Principal Occupation Including Name and Address (if different) of Employer	Citizenship

Gerald J. Ford	200 Crescent Court Suite 1350 Dallas, TX 75201	Chairman	Co-Managing Member of Ford Financial Fund II, L.P.	USA

Charlotte Jones Anderson	One Cowboys Parkway Irving, TX 75063	Director	Executive Vice President, Brand Management and President of Charities of the Dallas Cowboys Football Club, Ltd.	USA

Rhodes Bobbitt	None	Director	Retired	USA

Tracy A. Bolt	6050 Southwest Blvd, Suite 300 Fort Worth, TX 76109	Director	Consultant	USA

W. Joris Brinkerhoff	None	Director	Manager of family business interests	USA

Charles R. Cummings	301 Commerce Street, Suite 1405 Fort Worth, TX 76102	Director	President and CEO of CB Resources LLC	USA

Hill A. Feinberg	325 North St. Paul Street, Suite 800 Dallas, TX 75201	Chief Executive Officer of First Southwest Company and Director	Chief Executive Officer of First Southwest Company	USA

Jeremy B. Ford	200 Crescent Court Suite 1330 Dallas, TX 75201	President, CEO, and Director	President, CEO, and Director at Hilltop Holdings Inc.	USA

J. Markham Green	None	Director	Private Investor	USA

Jess T. Hay	None	Director	Retired	USA

William T. Hill Jr.	None	Director	Law Firm of William T. Hill, Jr.	USA

James R. Huffines	2323 Victory Avenue Suite 1400 Dallas, TX 75219	Executive Vice President, Chief Operating Officer of PlainsCapital Corporation and Director	Executive Vice President, Chief Operating Officer of PlainsCapital Corporation	USA

Lee Lewis	P.O. Box 65197 Lubbock, TX 79464	Director	Chief Executive Officer of Lee Lewis Construction, Inc.	USA

Andrew J. Littlefair	4675 MacArthur Court, Suite 800 Newport Beach, CA 92660	Director	President and Chief Executive Officer of Clean Energy Fuels Corp.	USA

W. Robert Nichols III	None	Director	President of Nichols Management	USA

C. Clifton Robinson	900 Austin Avenue, 12th Floor Waco, TX 76701	Director	Family Investments	USA

Kenneth D. Russell	200 Crescent Court Suite 1350 Dallas, TX 75201	Director	Financial Advisor at Diamond A Administration Company, LLC, an affiliate of Gerald J. Ford	USA

A. Haag Sherman	None	Director	Owner of Sherman LP	USA

Robert C. Taylor, Jr.	7830 Orlando Avenue Lubbock, TX 79423	Director	Chief Executive Officer of United Supermarkets, LLC	USA

Carl B. Webb	200 Crescent Court Suite 1350 Dallas, TX 75201	Director	Co-Managing Member of Ford Financial Fund II, L.P.	USA

Alan B. White	2323 Victory Avenue Suite 1400 Dallas, TX 75219	Chief Executive Officer of PlainsCapital Corporation and Director	Chief Executive Officer of PlainsCapital Corporation	USA

Darren Parmenter	200 Crescent Court Suite 1330 Dallas, TX 75201	EVP - Principal Financial Officer	EVP - Principal Financial Officer at Hilltop Holdings Inc.	USA

Corey G. Prestidge	200 Crescent Court Suite 1330 Dallas, TX 75201	EVP, General Counsel and Secretary	EVP, General Counsel and Secretary at Hilltop Holdings Inc.	USA

Todd L. Salmans	18111 Preston Road, Suite 900 Dallas, TX 75272	Chief Executive Officer of PrimeLending	Chief Executive Officer of PrimeLending	USA

Jerry L. Schaffner	2323 Victory Avenue Suite 1400 Dallas, TX 75219	President and Chief Executive Officer of PlainsCapital Bank	President and Chief Executive Officer of PlainsCapital Bank	USA